Mail Stop 3561

November 10, 2009

Robert Clarke
President, Treasurer, Director
Monar International, Inc.
Suite 1302, Sino Favour Centre
1 On Yip Street
Chaiwan
Hong Kong, China

> **Re: Monar International, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 27, 2009**
> **File No. 333-161566**

Dear Mr. Clarke:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors, page 7

1. Your reference to your operations being "economically correct" on page 9 is unclear to us. Please revise or advise.

Use of Proceeds, page 11

2. We note your revisions to your tabular presentation of the use of proceeds if you sell 1,000,000 shares, updated in response to comment four from our letter dated October 20, 2009. Please ensure that your tabular disclosure showing how the net proceeds would be used for various activities totals to $70,000, as your current disclosure appears to total to $80,000.

Business, page 21

Source of Products, page 24

3. We note your indication on page 24 that you have identified certain suppliers but that you have not yet entered into agreements with them. Please revise to discuss the terms you intend to include in your supply agreements. If you have a form of this agreement, please file it as an exhibit to your registration statement.

Future Sales by Existing Shareholders, page 31

4. We note your response to comment eight from our letter dated October 20, 2009 and we disagree with your position. We note that you were formed in July 2009, have no revenues and no contracts or agreements with customers or suppliers and have conducted little business activity other than filing this registration statement. Also, in the third paragraph on page 21 you state that "[w]e have not begun operations and will not begin operations until we completed this offering. Our plan of operation is forward looking and there is no assurance that we will ever begin operations." In light of these facts, among others, we believe that you are a shell company as defined in Rule 405 of Regulation C. Therefore, please revise your disclosure throughout the filing to state that you are currently a shell company and revise your related Rule 144 disclosure regarding your existing shareholders ability to rely upon Rule 144 to resell their shares or tell us why you do not believe you are a shell company in greater detail.

*　　*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Elizabeth Sellars, Staff Accountant, at (202) 551-3348 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.
        Via facsimile